ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Consolidated Financial Statements and Supplementary Information

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-41811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allianz Global Investors Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1633 Broadway
(No. and Street)

NEW YORK	NEW YORK	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VISHAN GHANI	212-739-4063	VISHAN.GHANI@ALLIANZGI.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, and middle name)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VISHAN GHANI ______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC ______________________, as of 12/31 ________________________, 2021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
FINANCIAL OPERATIONS PRINCIPAL

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Member's Capital	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7
Supplemental Information	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	15
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	16
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	17

Report of Independent Registered Public Accounting Firm

To the Member of Allianz Global Investors Distributors LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Allianz Global Investors Distributors LLC (the "Company") as of December 31, 2021, and the related consolidated statements of operations, of changes in member's capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

March 31, 2022

We have served as the Company's auditor since 2018.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC
Consolidated Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	41,347,317
Receivable from affiliates		4,405,019
Investments in deferred compensation plans, at fair value		2,553,283
Prepaid expenses		135,868
Other assets		50,926
Total assets	$	48,492,413

Liabilities and Member's Capital

Accrued compensation	$	5,418,882
Commissions payable		3,178,748
Accounts payable and accrued expenses		480,695
Payable to affiliates		1,681,670
Payable to deferred compensation plans participants		1,733,966
Other liabilities		298,138
Total liabilities		12,792,099
Member's capital		35,700,314
Total liabilities and member's capital	$	48,492,413

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Operations

Year ended December 31, 2021

Revenues:		
Marketing service fees	$	17,055,992
Distribution and servicing fees		22,118,665
Interest income and other		620,410
Total revenues		39,795,067
Expenses:		
Commissions		14,828,733
Compensation and benefits		13,352,965
General and administrative		9,917,277
Occupancy and equipment		918,249
Total expenses		39,017,224
Net income	$	777,843

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Changes in Member's Capital

Year ended December 31, 2021

Member's capital, beginning of year	$	36,402,618
Net income		777,843
Distributions		(1,480,147)
Member's capital, end of year	$	35,700,314

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Consolidated Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	777,843
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivable from affiliates		9,944,676
Investements in deferred compensation plans, at fair value		903,638
Distribution and servicing fees receivable		3,672,443
Prepaid expenses		8,214,859
Other assets		633,761
Accrued compensation		(8,016,143)
Accounts payable and accrued expenses		(3,330,945)
Payable to deferred compensation plan participants		(1,179,615)
Commissions payable		(3,360,325)
Payable to affiliates		(5,391,477)
Other liabilities		(133,424)
Net cash provided by operating activities		2,735,291
Cash flows from financing activities:		
Distributions		(1,480,147)
Net cash and cash equivalents used in financing activities		(1,480,147)
Net increase in cash and cash equivalents		1,255,144
Cash and cash equivalents, beginning of year		40,092,173
Cash and cash equivalents, end of year	$	41,347,317

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings), which in turn is wholly owned by PFP Holdings, Inc. (PFP), a wholly owned subsidiary of Allianz of America, Inc. (AZOA). Allianz SE indirectly owns the majority interest of AZOA. Allianz SE and its affiliates are collectively referred to as Allianz Group. Allianz SE is an international financial services company engaged in property and casualty protection, life and health insurance, and asset management. AGID is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 1, 2021 (closing date), Allianz Global Investors U.S. LLC (AGI US), AGID and Virtus Investment Advisers, Inc. (Virtus) entered into a strategic partnership (the Strategic Partnership), pursuant to which Virtus or its affiliates, among other things, became the investment adviser, principal underwriter and/or administrator of AGI US's registered mutual funds (mutual funds). As a result, AGID no longer serves as the principal underwriter of these funds. In addition, under the Strategic Partnership, VP Distributors LLC, a wholly-owned subsidiary of Virtus, replaced AGID as the program manager and distributor for the 529 Plans.

Following the close of the Strategic Partnership, AGID engages in business activities including providing marketing and distribution support for certain investment vehicles managed or sub-advised by affiliates of AGID, and in certain cases the private placement of securities issued by certain of those vehicles, as well as providing general and administrative support for affiliated entities.

AGID does not claim an exemption under SEC Rule 15c3-3 paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts.

(2) Significant Accounting Policies

(a) Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with the United States Generally Accepted Accounting Principles (GAAP). All balances are stated in U.S. dollars.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the deferred compensation plan as described in Note 7, which is a variable interest entity (VIE) and is consolidated in accordance with Accounting Standards Codification (ASC) 810, *Consolidation*. The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of investments held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All intercompany items have been eliminated in the accompanying consolidated financial statements.

(c) Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. Effective on January 1, 2021, the Company adopted this standard, which did not have a material impact on the consolidated financial statements and related disclosures.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. The Company considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(e) Investments in deferred compensation plans, at fair value

Investments in deferred compensation plans are recorded at fair value. The investments primarily consist of regulated investment companies (funds). The investments are measured using actively traded market prices. Each fund's net asset value is normally determined as of the close of regular trading (normally, 4:00 p.m. Eastern Time) on the New York Stock Exchange (NYSE) on each day the NYSE is open for business.

(f) Prepaid Expenses

Prepaid expenses are comprised of operating expenses paid in advance for services received over a period greater than one month. The expense is recognized ratably over the service period on a straight line basis.

(g) Deferred compensation plans liability

The Company accounts for its deferred compensation liability in accordance with ASC 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust in the accompanying consolidated statement of financial condition and compensation and benefits in the accompanying consolidated statement of operations. The carrying value of the deferred compensation liability approximates fair value.

(h) Income taxes

The Company is not subject to U.S. federal income tax as it is organized as a single-member limited liability company and under current federal and applicable state tax laws and regulations, single member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID are included with PFP on the AZOA consolidated corporate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's taxable income for inclusion on the AZOA corporate returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold would not be recognized. The Company's policy is to recognize interest and penalties, if any, related to certain tax positions as a component of other expenses. There were no uncertain tax positions identified through December 31, 2021, thus the Company did not recognize any interest or penalties. The Company does not believe its position will change materially in the next 12 months.

The tax paying company's federal income tax returns remain open to examination for tax years 2018 through 2020 and state income tax returns remain open to examination for tax years 2017 through 2020.

(i) Revenue Recognition

1) Marketing service fees

AGID and AGI US, both wholly owned subsidiaries of AGI US Holdings, have a marketing services agreement, whereby until January 31, 2021, AGID earned marketing service fees from AGI US to compensate AGID for the acquisition of new assets under management. Services included activities to market, promote, distribute and/or service the AGI US mutual funds and 529 Plans. Effective February 1, 2021, AGID continues to earn marketing service fees from AGI US to compensate AGID for engaging in business activities including providing marketing and distribution support for certain investment vehicles managed or sub-advised by affiliates of AGID, as well as providing general and administrative support for affiliated entities.

Compensation for these services is based on a fixed margin of 5% above AGID's net expenses (as defined within the marketing services agreement). The performance obligation of marketing service fee revenue is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. The constraint is removed once the services are provided and costs determined. Payment of the marketing service fee is settled monthly.

2) Distribution and servicing fees

Prior to the Strategic Partnership effective February 1, 2021, distribution and servicing fees were ongoing fees that the Company received for completing the performance obligation of distribution and servicing activities on behalf of AGI US mutual funds and 529 Plans (refer to Note 5). After the Strategic Partnership the Company continues receiving reimbursement from Allianz Global Investors GmbH (AGI GmbH) for sales commissions related to distribution and servicing activities by third party intermediaries for AGI GmbH's Luxembourgish fund range issued pursuant to the EU's Undertakings for Collective Investment in Transferable Securities (UCITS) regime (refer to Note 6). In addition, the Company continues receiving distribution fees from AGI GmbH's Transfer Pricing Policy for Revenue Allocation (refer to Note 7). For distribution and servicing fee revenue, the performance obligation is considered a series of distinct services performed each day that are substantially the same. This revenue is earned ratably over time to match the delivery of the performance obligation each day over the life of the contract. As the distribution and servicing revenue

amounts are based on percentages of the average daily net assets, the consideration for this revenue is variable and deemed constrained due to dependence on unpredictable asset values. The constraint is removed once these values can be determined. No further distribution and servicing fees from AGI US mutual funds and 529 plans were received after February 1, 2021.

(j) Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, reported disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

(3) Fair value measurements

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2021.

The Company's assets held at fair value as of December 31, 2021 were $2,553,283. The underlying assets are related to executive deferred compensation plans held in trusts, and primarily consist of funds and are assessed to be Level 1.

(4) Prepaid Expenses

Prepaid expenses are comprised of operating expenses paid in advance for services received over a period greater than one month. During the year ended December 31, 2020, AGID entered into a multi-year agreement with a financial intermediary granting certain registered mutual funds sub-advised by AGI US inclusion in a sales channel organized by the financial intermediary for a specific period. During the year ended December 31, 2020, AGID paid the financial intermediary $7,500,000 in advance for inclusion of AGI US' funds in the sales channel for a specified period. As of December 31, 2021, AGID and the financial intermediary have mutually determined to terminate the agreement. AGID received a reimbursement of $7,500,000, the prepaid expense was written off and the corresponding amortization expense reversed. As such, there has been no impact on the consolidated statement of operations.

(5) Revenues

Prior to the Strategic Partnership, AGID acted as principal underwriter for AGI US mutual funds, as stated in distribution agreements with such funds. In addition, AGID acted as the program manager and underwriter for 529 plans. For providing such services, AGID received distribution and servicing fees.

AGID received distribution fees generally ranging from 0.25% to 1% of the average daily net assets attributable to the Class C, and R shares of the AGI US mutual funds and 529 plans, and servicing fees equal up to 0.35% of the average daily net assets attributable to Class A, C, and R shares of the AGI US mutual funds and 529 plans.

Effective February 1, 2021 AGID no longer receives these distribution and servicing fees.

(6) Commission payments

In connection with the distribution and servicing fees of the Class A, Class C and Class R shares, AGID advances commissions to third party intermediaries, which are expensed. These trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, are charged up to 1.00% of the average daily net assets for the AGI US mutual funds and 529 plans and are included in Commissions in the accompanying consolidated statement of operations.

Effective February 1, 2021, the only commission payments relate to AGI GmbH's Luxembourgish UCITS funds which are reimbursed in full by AGI GmbH and are included in Distribution and Servicing Fees in the accompanying consolidated statement of operations.

(7) Related-Party transactions

AGID reimburses AGI US Holdings and AGI US for services such as executive management, account management, product management, finance, marketing, legal, compliance, information technology, salaries and related benefits for finance, and other general and administrative services. AGID reimburses AGI US Holdings and AGI US monthly for these services, which are allocated primarily based on net brokerage income as defined by Allianz Global Investors GmbH (AGI GmbH) Global Expense policy. The total amount

of allocated expenses for these services was $6,978,442 which is included in the consolidated statement of operations.

AGID incurred $877,908 in office rental and occupancy and equipment expenses for the year ended December 31, 2021, which was allocated from AGI US Holdings and AGI US based on head count, and is included in occupancy and equipment in the accompanying consolidated statement of operations.

As of December 31, 2021, $1,681,670 was payable to such affiliates.

AGID earned $16,999,860 of marketing service fees from AGI US during the year ended December 31, 2021, which is included in marketing service fees in the accompanying consolidated statement of operations. As of December 31, 2021, AGID had a balance of $784,808 due to AGI US, which is included within payable to affiliates in the accompanying consolidated statement of financial condition. AGID also provided marketing and client related services for Pacific Investment Management Company LLC, an affiliate, during the year ended December 31, 2021, for $56,132.

AGID, together with all of AllianzGI US Holdings' and AGI GmbH's subsidiaries, is subject to AGI GmbH's global Transfer Pricing Policy for Cost Allocation. Certain administrative costs to oversee AGI US Holdings and its subsidiaries, including AGID, are managed centrally by AGI GmbH. These costs are allocated to different entities benefiting from these services based on the proportion of net revenue earned in each entity. Costs allocated to AGID for these services, which include global management, finance, operations, technology, risk and legal, for the year ended December 31, 2021 are $313,125 and are included in general and administrative expense in the accompanying consolidated statement of operations.

For certain advisory contracts with institutional and retail clients, AGID shares the responsibility of fulfilling such service contracts with AGI GmbH, and its subsidiaries. AGID, together with all of the AllianzGI US Holdings and AGI GmbH subsidiaries, is subject to AGI GmbH's global Transfer Pricing Policy for Revenue Allocation for shared management services. Shared management services include account management, distribution and administration. Revenue earned from third parties for shared management services is allocated in accordance with the Transfer Pricing Policy. Revenue earned by AGID under the Transfer Pricing Policy was $6,003,889 during the year ended December 31, 2021, which is included in distribution and servicing fee revenue in the accompanying consolidated statement of operations.

(8) Benefit plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. New employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense recorded by AGID related to this plan during the year was $320,672. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense recorded in 2021 by AGID related to discretionary contributions was $529,102. These amounts are included in compensation and benefits in the accompanying consolidated statement of operations.

AGID has an Executive Deferred Compensation Plan (EDCP) pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP. On April 1, 2020, the Company transferred and assigned to AAM LP, and AAM LP assumed from the Company, all of the Company's rights, interest, obligations and liabilities in and to the deferred assets and liabilities of the deferred compensation plan as of March 31, 2020. Total investments held in trust and the associated liability as of December 31, 2021 was $305,440 respectively for each account, and are included in the investments in deferred compensation plans, at fair value and payable to deferred compensation plans participants in the consolidated statement of financial condition.

During the year, certain employees participated in an incentive plan to ensure certain terms and conditions of the Strategic Partnership with Virtus would be met as of the closing date. The terms and conditions required, among other things, that a certain share of assets under management that were to be transferred from AGI US to Virtus would be maintained through the closing date. Compensation under the incentive plan was $2,251,833 for the year ended December 31, 2020. A further $463,141 was finalized under the incentive plan in 2021 and is included in compensation and benefits in the accompanying consolidated statement of operations. The final incentive plan payout amounted to $2,714,974.

AAM GmbH has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $1,520,558 for the year ended December 31, 2021 and is included in compensation and benefits in the accompanying consolidated statement of operations.

AGID also has a long-term deferral plan to reward certain key employees for long-term growth and profitability of funds. Awards are primarily based on achieving certain company growth targets and are funded on grant date into a deferred trust. Compensation expense of the notional award is recognized over the three year vesting period. Compensation expense and unrealized gains or losses are also recognized to the extent the underlying funds appreciate or depreciate in value. Total investments held in trust and the associated liability as of December 31, 2021 was $2,247,843 and $1,428,526 respectively, and are included in the investments in deferred compensation plans, at fair value and payable to deferred compensation plans participants in the consolidated statement of financial condition. Compensation expense under this program for the year ended December 31, 2021 was $715,983, which is included in compensation and benefits in the accompanying consolidated statement of operations. Gains from these investments in the amount of $152,685 are reflected in Sales Fees and Other with a corresponding increase in compensation expense in the accompanying consolidated statement of operations.

(9) Commitments and contingencies

AGID is subject to various pending and threatened legal actions and regulatory inquiries, which can arise in the normal course of business. The Company's management believes, upon the advice of legal counsel, that there are no matters that may have a material adverse effect on AGID's consolidated financial condition or results of operations. The Company expenses related legal fees as incurred.

On February 18, 2021, a complaint was filed against the Company and certain of its affiliates in connection with investment losses incurred in certain affiliated funds during the pandemic-related market disruption in

the first quarter of 2020. The claims asserted against the Company include violation of Section 10(b) of the Securities Exchange Act of 1934, common law fraud and negligent misrepresentation. This lawsuit is in the discovery phase and is pending in the United States District Court for the Southern District of New York. AGI US is engaged in settlement discussions with the plaintiffs, and any settlement would have to be funded by Allianz Group and we do not expect that any portion would be allocated to the Company. The Company cannot predict the outcome of this litigation.

(10) Net capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2021, AGID had net capital of $28,555,218 for regulatory purposes, which was $27,702,411 in excess of its required net capital of $852,807. AGID's aggregate indebtedness to net capital ratio was 0.45-to-1. as of December 31, 2021.

(11) Subsequent events

The Company has evaluated events occurring after the consolidated statement of financial condition date (subsequent events) through March 31, 2022, the date the financial consolidated statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated financial statements, noting the Company has identified the following event to disclose:

Total distributions to AllianzGI U.S. Holdings subsequent to year end were $100,000.

Schedule I

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Member's capital	$	35,700,314
Deductions and/or charges:		
Nonallowable assets:		
Receivable from affiliates		4,405,019
Other nonallowable assets		2,740,077
		7,145,096
Net capital	$	28,555,218
Computation of basic net capital requirement:		
Aggregate indebtedness	$	12,792,099
Ratio of aggregate indebtedness to net capital		0.45-to-1
Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$	852,807
Excess net capital	$	27,702,411

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2021 computed by Allianz Global Investors Distributors LLC in its amended unaudited Form X-17a-5, Part II, filed with FINRA on March 25, 2022 does not materially differ from the above computation.

Schedule II

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption under Section (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities As a result, the Company has not included the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

Schedule III

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not claim an exemption under Section (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, as there are no amounts to report and the Company does not hold customer funds or securities. As a result of this exemption, the Company has not included the schedule "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission."

pwc

Report of Independent Registered Public Accounting Firm

To Management of Allianz Global Investors Distributors LLC

We have reviewed Allianz Global Investors Distributors LLC's assertions, included in the accompanying Allianz Global Investors Distributors LLC Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2021 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

March 31, 2022

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Allianz Global Investors Distributors LLC
(SEC Identification No. 8-41811)

Exemption Report

Allianz Global Investors Distributors LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, *Vishan Ghani*, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Vishan Ghani

Principal Financial Officer
Allianz Global Investors Distributors LLC

March 31, 2022